Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Earnings:
Pre-tax earnings	$189,974	$160,407	$373,409	$286,703
Fixed charges	39,629	34,511	79,192	68,384

Earnings before fixed charges	$229,603	$194,918	$452,601	$355,087

Fixed charges:
Interest expense*	16,954	14,777	35,678	30,306
Amortization of bond issue costs	1,858	139	2,071	274
Interest credited for deposit products	20,448	19,227	40,651	37,085
Estimated interest factor of rental expense	369	368	792	719

Total fixed charges	$39,629	$34,511	$79,192	$68,384

Ratio of earnings to fixed charges	5.8	5.6	5.7	5.2

Rental expense	$1,119	$1,116	$2,399	$2,180
Estimated interest factor of rental expense (33%)	$369	$368	$792	$719

*	There was no interest capitalized in any period indicated.